

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 26, 2008

Mr. David Callen
Vice President, Finance and Treasurer, Ethan Allen Interiors, Inc.
Ethan Allen Drive
Danbury, CT 06811

Re: **Ethan Allen Interiors, Inc.**
Form 10-K for the fiscal year ended June 30, 2007
Definitive Proxy Statement for 2007 Annual Meeting for Stockholders
File No. 1-11692

Dear Mr. Callen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the fiscal year ended June 30, 2007

Item 1. Business, page 3

1. We note your risk factor that your manufacturing operations are subject to increasingly stringent environmental requirements. If material, please disclose in future filings the estimated capital expenditures for environmental control facilities. See Item 101(c)(1)(xii) of Regulation S-K.

Definitive Proxy Statement for 2007 Annual Meeting of Stockholders

General

2. In future filings, please discuss your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K. For example, please discuss the types of transactions that are covered and state whether the policies and procedures are in writing or how else they are evidenced.

Compensation Committee, page 12
Compensation Discussion and Analysis, page 12

3. In future filings, please discuss your president's role in the compensation-setting process and clearly state who made the compensation decisions you refer to throughout your compensation discussion and analysis. For example, you disclose that the duties of the Compensation Committee include considering the Principal Executive Officer's recommendations as to incentive compensation for other executives. Disclose whether the compensation committee approved the PEO's recommendations for salary, bonus and option awards or discuss the extent to which the committee determined to pay or award compensation other than as recommended.

4. Since you refer to compensation practices of other similarly sized retail businesses, in future filings please include the benchmarking information called for by Item 402(b)(2)(xiv) of Regulation S-K.

5. In future filings, please analyze in more detail how individual roles and performance factor in to the compensation amounts you disclose. For example, clarify the extent to which listed performance goals and objectives for each officer are measured objectively, or whether the committee uses discretion to determine whether those goals and objectives have been met.

Cash Bonus, page 16

6. In future filings, please describe in greater detail how the cash available in the Bonus Program is calculated.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Dieter King, Attorney, at (202) 551-3338, Brigitte Lippmann, Attorney, at (202) 551-3713 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief